GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.

January 15, 2010

VIA EDGAR TRANSMISSION

Mr. Lyn Shenk Division of Corporation Finance Securities and Exchange Commission CF/AD5 100 F Street NE Washington, D.C. 20549-3561

Dear Mr. Shenk:

By letter dated December 8, 2009 sent to Pacific Airport Group (Grupo Aeroportuario del Pacífico, S.A.B. de C.V. or the “Company”) by courier and received by the Company on January 5, 2010, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the Company’s annual report on Form 20-F filed on June 29, 2009 (the “20-F”).  The Company is submitting via EDGAR responses to the Staff’s comments.

For convenience, we have reproduced in italics below the Staff’s comments and have provided the Company’s responses immediately below the comments.  Amounts discussed in this letter are expressed in thousands of Mexican pesos, unless otherwise indicated.

Item 4.  Information on the Company
Passenger Charges, page 31

1.	Please tell us how you plan to account for the 2.5% discount to Volaris if they make timely payments.

Response:  As discussed on page 31 of the 20-F, if Volaris provides timely payment of passenger charges to our airports,  our airports are obligated to apply a discount of approximately 2.5% of the invoiced amount no later than 7 days after payment.  Credits for the value of the discount are made by the particular airport to which timely payment is made and can be applied against existing payables of Volaris related to any other services invoiced at such airport.  If Volaris does not make a timely payment, the 2.5% discount is forfeited and a late payment penalty is charged.

Av. Mariano Otero No. 1249 ala B piso 6
Condominio WTC Torre Pacífico
Guadalajara, Jalisco C.P. 44530

When recognizing revenue for passenger charges we also calculate, using our best estimate, the amount of discount we expect to be taken by Volaris and apply it against revenue with an offsetting credit against accounts receivable.  Once Volaris makes a timely payment and thus becomes eligible for a discount, we issue a credit note and apply it against existing receivables from Volaris, writing-off both the account receivable and the related credit previously recorded against the account receivable.

Item 5.  Operating and Financial Review and Prospects
Recent Developments, page 75

2.
We note that the suspension of operation of Avolar, Alma, and Aerocalifornia airlines has had a material impact on your routes and passenger traffic at all of your airports except Mexicali and Manzanillo.  We believe this item is a known trend/event that may indicate reported financial results are possibly not indicative of future performance.  As such, to the extent material, in future filings please expand your MD&A section to discuss the impact that the aforementioned item will have on your financial condition, liquidity and capital resources and results of operations.  Please ensure that your disclosure quantifies the effect of this change on your future results.

Response:  To the extent material, in future filings we will include in our MD&A section a discussion of such trends and their impact on our financial condition, liquidity and capital resources and results of operations.

Passenger and Cargo Volumes, page 77

3.
We note that total aeronautical revenue and total workload units decreased from prior year.  Additionally we note from the current maximum rates table on page 63 that the rates for 2008 decreased compared to 2007.  However, we note that aeronautical revenue per workload unit increased.  Please explain to us and disclose in future filings the factors driving the increase in aeronautical revenues per workload. Additionally, please explain to us and disclose in future filings the factors driving the increase in non-aeronautical revenues per terminal passenger.

Response:  Aeronautical revenues per work load unit:

During 2008, work load units (“WLUs”) and total aeronautical revenues decreased 5.6% and 1.8%, respectively, both primarily due to the global economic crisis that caused the suspension of operations by several airlines at our airports during the second half of 2008.  As these percentages show, WLUs decreased in a higher proportion than aeronautical revenues.

As indicated in footnote 1 to the current maximum rates table on page 63 of the 20-F, current maximum rates are expressed in constant pesos as of December 31, 2004 and

Av. Mariano Otero No. 1249 ala B piso 6
Condominio WTC Torre Pacífico
Guadalajara, Jalisco C.P. 44530

include the application of an efficiency factor year over year, as approved by the Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes, or “SCT”).  In addition, as mentioned on page 64, once current maximum rates are set by the SCT at the beginning of a particular 5-year period, they must be further adjusted each year for inflation using the Producer Price Index (“PPI”) excluding petroleum.  This adjustment for inflation is not included in the current maximum rates table on page 63.  Unlike the efficiency factor, the inflationary effects are not set by the SCT at the beginning of a particular 5-year period, but instead are determined at the end of any given period based on the PPI excluding petroleum at such date.  Accordingly, current maximum rates from 2005 – 2009 in fact increased year over year, which caused the disproportionate decrease in total aeronautical revenues and WLUs.

Aeronautical revenue per WLU is calculated by dividing total aeronautical revenue by WLUs.  Given the disproportionate decrease in WLUs when compared to the decrease in aeronautical revenue, aeronautical revenue per WLU increased from 2007 to 2008.

Non-Aeronautical revenue per terminal passenger:

The increase in non-aeronautical revenues per terminal passenger is mainly due to the following two factors:

i)
As mentioned on page 38 of the 20-F, we have continued improving our lease arrangements with existing tenants through the use of royalty-based lease contracts, whereby lease amounts are based on both a minimum fixed amount related to a particular tenant’s square footage as well as a share of such tenant’s revenues.  Approximately 88.0% of our commercial lease agreements could be structured as royalty-based contracts based on the nature of our tenants’ operations, representing approximately 48.6% of our total non-aeronautical revenues and 10.1% of our total revenues in 2008.  Approximately 95% of the contracts that could be structured as royalty-based contracts have already been structured in this format.  Although there was a decrease in the number of terminal passengers, tenants under royalty-based payments still paid at least the minimum fixed amount related to square footage while tenants not under royalty-based agreements continued to pay their fixed amounts per square footage.  This structure allowed non-aeronautical revenues to remain relatively stable from 2007 to 2008, even though total terminal passengers decreased 5.6% during the same period.  This effect resulted in an increase in non-aeronautical revenue per terminal passenger between 2007 and 2008.

ii)
As mentioned on page 36 of the 20-F, until 2007 the parking facilities at our Tijuana International Airport were operated by a third party.  On January 12, 2008, we entered into a long-term lease agreement under which we began operating the Tijuana International Airport parking lot, which increased our commercial revenues for 2008.  We described this development on page 90 of the 20-F as follows: “Non-aeronautical services revenues for 2008 increased Ps. 64.1 million, or 9.7% compared to 2007.  This increase is mainly attributable to revenues derived from

Av. Mariano Otero No. 1249 ala B piso 6
Condominio WTC Torre Pacífico
Guadalajara, Jalisco C.P. 44530

car parking services, which rose by Ps. 26.6 million, mainly due to the recovery of the parking facility in our Tijuana International airport that occurred in January 2008.”

To the extent material, we will provide more comprehensive disclosure in future filings with respect to the factors driving any increase or decrease in aeronautical revenues per workload and non-aeronautical revenues per terminal passenger.

Airport Results of Operations, page 87

4.
In future filings please quantify, discuss, and analyze the changes in the results of operations for each significant airport on a stand-alone basis in addition to your current disclosure which is made in the context of aggregate results.

Response:  We will revise future filings to include a discussion and analysis of changes in the results of operations for each significant airport on a stand-alone basis.

Item 18.  Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

5.	Please provide a revised accountant’s report that includes the city and state where issued. Refer to Article 2.02(a)(3) of Regulation S-X.

Response:  The original independent accountants’ report provided to us was issued on the official letterhead of the local office of Deloitte, which included the city and state where the report was issued.  The letterhead was inadvertently omitted when edgarizing the 2008 Form 20-F.  We are happy to provide you with a copy of the original independent accountants’ report upon request.

We will ensure that in future filings the edgarized version of the independent accountants’ report will set forth the city and state where it was issued.

Note 11. Other acquired rights, page F-17

6.	Please tell us and disclose in future filings the amortization periods and methods for intangible assets.

Response:  As discussed in Note 3(k) (page F-12) of our consolidated financial statements to the 20-F, other acquired rights are amortized using the straight-line method over the period from the date of acquisition to the end of the 50-year concession term.

Av. Mariano Otero No. 1249 ala B piso 6
Condominio WTC Torre Pacífico
Guadalajara, Jalisco C.P. 44530

The amortization start date for each of the other acquired rights can be found in Note 11 (page F-17) and are as follows:

Los Cabos acquired rights:  June 1, 2000
Tijuana acquired rights:  December 12, 2002
Puerto Vallarta acquired rights:  June 1, 2004
Guadalajara acquired rights:  June 1, 2004
Parking lot acquired rights at several airports:  From June to August 2002

The amortization periods are as follows:

Los Cabos acquired rights:  49 years (40 years remaining)
Tijuana acquired rights:  46 years (40 years remaining)
Puerto Vallarta acquired rights:  45 years (40 years remaining)
Guadalajara acquired rights:  45 years (40 years remaining)
Parking lot acquired rights at several airports:  46 years (40 years remaining)

We will disclose in future filings the amortization period for each of the other acquired rights.

Note 14. Stockholders’ equity, page F-20

7.	Please explain to us the nature of the restatement effect of 8.3 billion Pesos.

Response:  The Ps. 8.3 billion adjustment refers solely to the recognition of the comprehensive effects of inflation on stockholders’ equity from inception of the Company through December 31, 2007 as required by Mexican Financial Reporting Standards (“MFRS”).   Bulletin B-10, “Comprehensive Effects of Inflation on Financial Information,” (“Bulletin B-10”) requires that all financial information be presented in constant purchasing power as of the date of the most recent balance sheet date.

Financial Reporting Standard B-10, “Effects of Inflation,” (NIF B-10”) replaced Bulletin B-10 when it became effective on January 1, 2008.  NIF B-10 prohibits the recognition of inflationary effects when the cumulative inflationary rate for the preceding three years is less than 26%.  Because cumulative inflation in Mexico from 2004 to 2007 was only 11.5%, we ceased to recognize the effect of inflation beginning January 1, 2008.

We will include in future filings a description of the nature of any such adjustments.

Note 26. Differences between MFRS and U.S. GAAP, page F-33

8.	For the balance sheet presented in US GAAP on page F-35, please tell us and disclose any amounts within other current assets, other assets and current liabilities that exceed

Av. Mariano Otero No. 1249 ala B piso 6
Condominio WTC Torre Pacífico
Guadalajara, Jalisco C.P. 44530

5% of total current assets, total assets and total current liabilities, respectively pursuant to Rule 5-02.8, 5-02.17, 5-02.20 of Regulation S-X, respectively.

Response:  Other current assets, other assets and current liabilities under U.S. GAAP were as follows at December 31, 2008 and 2007:

	December 31,
	2008	2007
Trade accounts receivable – net	Ps. 572,058	Ps. 470,310
Recoverable taxes, mainly recoverable tax on assets	375,571	168,824
Current deferred taxes	35,418	29,304
Other current assets	3,827	8,251
Total other current assets	Ps. 986,874	Ps. 676,689

Other acquired rights	Ps. 841,339	Ps. 862,419
Embedded derivatives	47,727	0
Long-term recoverable income tax	23,022	0
Other assets	36,052	34,839
Total other assets	Ps. 948,140	Ps. 897,258

Accounts payable	Ps. 393,005	Ps. 389,500
Due to Aeropuertos Mexicanos del Pacífico, related party	62,044	70,574
Taxes payable	50,880	31,632
Income tax payable	29,319	20,447
Current portion of long-term bank loans	134,857	85,714
Other current liabilities	3,766	400
Total current liabilities	Ps. 673,871	Ps. 598,267

We have interpreted the requirements of Rules 5-02.8, 5-02.17 and 5.02.20 of Regulation S-X to disclose other current assets, other assets and current liabilities that exceed 5% of total current assets, total assets and total current liabilities, respectively, to refer only to disclosures made in the primary financial statements.  Accordingly, we only disclosed these significant other current assets, other assets and current liabilities on the face of the balance sheet prepared in MFRS, which is our primary balance sheet.  However, we will include the detail required by Rules 5-02.8, 5-02.17 and 5-02.20 in our voluntary disclosure of our balance sheet data under U.S. GAAP in future filings.

*****

Av. Mariano Otero No. 1249 ala B piso 6
Condominio WTC Torre Pacífico
Guadalajara, Jalisco C.P. 44530

As requested by the Staff, we acknowledge that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel Jorge Juantorena at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2758.

Sincerely,

/s/ Rodrigo Guzmán Perera
Rodrigo Guzmán Perera
Chief Financial Officer

cc:	Aamira Chaudry
Securities and Exchange Commission

Jorge U. Juantorena
Cleary Gottlieb Steen & Hamilton LLP

Ramón Alvarez Cisneros
Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu

Av. Mariano Otero No. 1249 ala B piso 6
Condominio WTC Torre Pacífico
Guadalajara, Jalisco C.P. 44530